Exhibit 99.1

High Tide Executes Letter of Intent for $30 Million Non-Dilutive Credit Facilities with ConnectFirst Credit Union

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, April 18, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it has entered into a non-binding letter of intent with Connect First Credit Union Ltd. ("connectFirst") for CAD$30 million in credit facilities over an initial 5-year term (the "Proposed Credit Facilities"). The Company intends to use the Proposed Credit Facilities to replace the Company's existing credit facility (the "Existing Facility") with its current bank lender as disclosed in its press release dated October 18, 2021. The Proposed Credit Facilities are comprised of CAD$15 million of term debt (the "Term Debt"), and a mergers and acquisitions revolving master line of CAD$15 million (the "M&A Master Line"). The Company expects to repay its Existing Facility with its current bank lender and repaying other existing debt upon securing the Proposed Credit Facilities with connectFirst, with the remaining proceeds from the Term Debt proceeds going to fund continued organic growth and general working capital requirements.

High Tide Inc. April 18, 2022 (CNW Group/High Tide Inc.)

"While in the past it has not been our practice to announce letters of intent, we want to share this very important development with the market, which has been in the works for quite some time. I am very pleased to announce that we have entered into a letter of intent and have begun due diligence for the $30 million Proposed Credit Facilities with connectFirst. Our business is on a strong footing, having generated positive cash flow from operations last quarter before changes in working capital. Our retail stores continue to outperform the market, increasing market share every month since we launched our innovative discount club model in October 2021, and our execution has not gone unnoticed by top tier lenders," said Raj Grover, President and Chief Executive Officer of High Tide. "Upon closing the Proposed Credit Facilities, we will effectively be replacing our Existing Facility with a larger, less restrictive line – providing a boost to our balance sheet without diluting our existing shareholders. The initial $15 million of Term Debt will help clean up our short-term debt and provide funds for working capital and capital expenditure, and the $15 million revolving M&A Master Line will provide dry powder for acquisitions. We are in discussions with many groups, in various countries, and focused on different parts of the ecosystem which would be complementary to High Tide. These acquisition targets have demonstrated a willingness to take a position in our Company through share-based transactions. However, we anticipate that having a line set aside for acquisitions should help us be able to close more accretive transactions faster, while reducing dilution for our existing shareholders," added Mr. Grover.

PROPOSED CREDIT FACILITIES

  CAD$15 Million Term Debt: The Term Debt will be accessible on request by High Tide. The Term Debt will be interest only for 12 months followed by blended principal and interest payments.
  M&A Master Line for Future Growth: The Proposed Credit Facilities include the CAD$15 million revolving M&A Master Line to support future mergers and acquisitions initiatives. The M&A Master Line will have a 5-year term on each draw down, with blended principal and interest payments beginning on each draw down.
  Low Interest Rate: High Tide continues to receive industry leading interest rates that reflect the strength of its business. The interest rate under the Proposed Credit Facilities is a 5-year fixed rate of 5.19% per annum for the Term Debt and connectFirst prime + 2.50% per annum for the M&A Master Line.
  Financial Covenants: The Proposed Credit Facilities will have a quarterly tested financial covenant, a debt to equity ratio of less than 2:1. Additionally, the Proposed Credit Facilities will have one annually tested covenant, a debt service coverage ratio of not less than 1.25:1, a monthly current ratio covenant of not less than 1.25:1, and an annually tested covenant, a funded debt to EBITDA ratio of not more than 4:1 beginning with the fiscal year ending October 31, 2022. High Tide's 12-month forecast projects it to be comfortably in compliance with all financial covenants.

The Company expects to close on the Proposed Credit Facilities during the first half of June 2022, subject to certain pre-disbursement conditions and satisfaction of other customary conditions precedent. While the parties are in due diligence, no assurances can be given related to the closing of the Proposed Credit Facilities.

ABOUT CONNECTFIRST

connectFirst Credit Union, one of the largest and most successful credit unions in Canada, is a full-service financial institution with over $6 billion in assets under administration. connectFirst employs 750 Albertans who provide a range of financial products and advice in more than 40 communities across central and southern Alberta. It serves over 125,000 members through a community-focused approach to banking.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 113 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: High Tide securing the Proposed Credit Facilities on the terms and within the timelines set out in this news release; the use of proceeds from the Proposed Credit Facilities being utilized as outlined herein; the anticipated effects of the Proposed Credit Facilities on the business and operations of High Tide; the Company utilizing the Proposed Credit Facilities to complete future acquisitions; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: High Tide will secure the Proposed Credit Facilities (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; the use of proceeds from the Proposed Credit Facilities will be utilized as outlined herein; the Company will utilize the Proposed Credit Facilities to repay its debt, replace its current credit facility and complete future acquisitions; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand and market opportunity for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities; and High Tide will extend and strength its integrated value chain, provide a complete customer experience and maximize shareholder value. Although considered reasonable by management of High Tide at the time of preparation, these statements may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and cannabidiol industries in general; High Tide being unable to secure the Proposed Credit Facilities and/or being unable to utilize the facilities on the terms and within the timelines anticipated; the inability of High Tide to obtain requisite approvals; the inability of High Tide to pursue more acquisitions in the future; and the inability of High Tide to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 18-APR-22